Filed pursuant to Rule 433

Registration No. 333-167479

Supplementing the Preliminary

Prospectus Supplement

dated January 10, 2013

(To Prospectus dated November 7, 2011)

KKR Financial Holdings LLC

Pricing Term Sheet

January 10, 2013

Issuer:	KKR Financial Holdings LLC (the “Company”)

Title of Security:	7.375% Series A LLC Preferred Shares (the “Shares”)

Size:	$325,000,000 (13,000,000 Shares)

Over-allotment Option:	$48,750,000 (1,950,000 Shares)

Liquidation Preference:	$25 per Share

Maturity:	Perpetual

Distribution Rate:	At a rate per annum equal to 7.375% only when, as and if declared Distributions on the Shares are cumulative from January 17, 2013.

Distribution Payment Dates:	The 15th of each April, July, October and January, commencing on April 15, 2013

Optional Redemption:

The Shares may be redeemed at the Company’s option, in whole or in part, at any time on or after January 15, 2018 at a price of $25 per Share, plus accumulated and unpaid distributions to, but excluding, the redemption date, if any. Holders of the Shares will have no right to require the redemption of the Shares.

Change of Control Redemption:

If a Change of Control Event (as described in the prospectus supplement) occurs prior to January 15, 2018, the Shares may be redeemed at the Company’s option, in whole but not in part, upon at least 30 days notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Share, plus accumulated and unpaid distributions (whether or not declared) to, but excluding, the redemption date, if any.

Distribution Rate Step-Up Following Change of Control Event:

If (i) a Change of Control Event occurs (whether before, on or after January 15, 2018) and (ii) the Company does not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Shares, the distribution rate per annum on the Shares will increase by 5.00% to 12.375% per annum, beginning on the 31st day following such Change of Control Event.

Trade Date:	January 10, 2013

Expected Settlement Date:	January 17, 2013 (T+5)

Public Offering Price:	$25 per Share

Purchase Price by Underwriters:	$24.2125 per Share

Net Proceeds (before expenses) to the Company:	$314,762,500

Listing:	The Company intends to apply to list the Shares on the New York Stock Exchange under the symbol “KFP.”

CUSIP/ISIN:	48248A603 / US48248A6038

Anticipated Ratings*:	BB (S&P) / BB+ (Fitch)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Lead Manager:	RBC Capital Markets, LLC

Co-Manager:	KKR Capital Markets LLC

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.